Exhibit 99.1

Bragg Gaming to Release Fourth Quarter and Full Year 2025 Results on March 19

Toronto, March 5, 2026 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading iGaming content and platform technology solutions provider, today confirmed that it will release its fourth quarter and full year 2025 financial results prior to the opening of the financial markets on Thursday, March 19, 2026. The release will be followed by a conference call at 8:30 a.m. Eastern Time, during which Bragg Chief Executive Officer, Matevž Mazij, and Chief Financial Officer, Robbie Bressler, will discuss the Company’s financial results and provide a business update.

To join the live call by telephone, please use the below dial-in information:

Participant Dial-In Numbers

USA / International Toll +1 (646) 307-1963

USA - Toll-Free +1 (800) 715-9871

Canada - Toronto +1 (647) 932-3411

Canada - Toll-Free +1 (800) 715-9871

United Kingdom Toll - +44 203 433 3846

United Kingdom Toll Free - +44 0800 358 0970

Conference ID: 3967732

The call will also be broadcast live and archived on the Company's website in the Investors section here.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a leading iGaming content and platform technology solutions provider serving online casino, sports betting and lottery operators with its proprietary, exclusive and aggregated casino games content, and its cutting-edge player account management (“PAM”) and player engagement technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected casino games studio partners under the Powered by Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iGaming brands and is supported by expert in-house managed, operational, and marketing services. Online casino games and products delivered via the Bragg HUB, either exclusively or from Bragg's extensive aggregated casino games portfolio, is managed from a single back-office, with a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iGaming markets globally, including in the U.S., Canada, LatAm and Europe.

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For investor enquiries, please contact:

Stephen Kilmer

+1 (646)-274-3580

stephen.kilmer@bragg.group